Dear Cardax Warrant Holder,

We are very pleased to provide you with an opportunity to exchange your Cardax $0.625 warrants expiring in February 2019, together with a payment of only $0.15 per share, for registered shares of Cardax common stock.

This offer is available to original holders, such as yourself, and anyone that acquires these warrants. We believe this offer presents a way to utilize your existing warrants to increase your participation in our future growth.

We plan to use proceeds from this offering for general corporate purposes including our ZanthoSyn® sales and marketing program, which is focused on outreach to healthcare providers and GNC stores. We may also use proceeds from this offering for clinical development.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The prospectus and transmittal letter will be provided to you promptly after the effective date of the registration statement. The registration statement that was filed with the Securities and Exchange Commission is available at www.sec.gov.

This one-time offer will expire 20 business days after the effective date of the registration statement, unless extended by the Company. Any warrants that are not exchanged will remain outstanding on their original terms.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

For questions or requests for information, you can contact us or our solicitation agent, CIM Securities:

Cardax, Inc.	CIM Securities, LLC
Investor Relations	Andrew Daniels, Managing Director
2800 Woodlawn Drive, Suite 129	509 Madison Ave., 9th Floor
Honolulu, Hawaii 96822	New York, NY 10022
investors@cardaxpharma.com	Andrew.Daniels@brooklinecm.com
808-457-1400	646-603-6717

Sincerely,

David

David G. Watumull

President and CEO

Cardax, Inc.